Exhibit 99.1

NexGen Reports 2021 Exploration and Site Geotechnical Confirmation Drilling Results

VANCOUVER, BC, Jan. 27, 2022  /CNW/ - NexGen Energy Ltd. ("NexGen" or the "Company") (TSX: NXE) (NYSE: NXE) (ASX: NXG) is pleased to announce radioactivity results and the completion of the 2021 field programs that focused on exploration and a detailed geotechnical site confirmation program at the Arrow Deposit ("Arrow" or the "Project") at the 100% owned, Rook I property, in the Athabasca Basin, Saskatchewan.

2021 Exploration Program Highlights:

The 2021 exploration program completed 18 drill holes for a total of 10,849.04 m, of which 6,400.31 m targeted electromagnetic conductors (conductors) that neighbour the one hosting Arrow and 4,448.73 m targeted significantly below the current Arrow Deposit. See Figure 1 for exploration drill hole locations..

  AR-21-268 ("Below Arrow") intersected 8.5 m of total composite mineralization, including 6.5 m up to 3,530 cps from 1128.5 to 1135.0 m downhole. This intersection is located approximately 230 m below and SE of the current defined mineralized domains at Arrow (Figure 2).
  RK-21-140 (Camp East Target on the Patterson Corridor) intersected anomalous radioactivity up to 1,380 counts per second (cps) from 166.0 to 167.0 m downhole. Finely disseminated uraninite was intersected with associated hematite and sericite alteration in a silicified orthogneiss.
  Drilling on the Derkson and Derkson West conductors intersected intervals of brittle structural disruption and hydrothermal alteration consistent with those recognized in uranium bearing systems. Hole RK-21-136 (Derkson West target) intersected 0.5 m of anomalous radioactivity up to 3,100 cps from 166.5 to 167.0 m downhole.

See Table 1 for scintillometer results.

Leigh Curyer, Chief Executive Officer, commented: "The 2021 exploration results have confirmed the unprecedented prospectivity for discovery of additional Arrow type mineralization zones at Rook I, particularly, considering the limited number of holes completed during the short season as a consequence of the pandemic. In addition, the site geotechnical confirmation drilling has confirmed the highly competent ground conditions for development and operation, which have been incorporated into the Environmental Impact Study scheduled for completion this quarter. NexGen is entering a very exciting 2022 with the stage of Rook I's development, continued exploration of numerous targets and initiation of site based infrastructure activities, during a time the global population is recognizing the significant importance of nuclear energy in providing baseload clean air energy."

Grant Greenwood, Vice President, Exploration, commented: "The results highlight additional mineralization is present below Arrow that was not previously identified in the resource wireframes. In addition, regional results along the Patterson and Derkson corridors have identified numerous new intersections of radioactivity, brittle structural disruption, and hydrothermal alteration, significantly elevating the prospectivity of those targets for immediate follow up in 2022."

2021 Exploration Drilling Objectives:

"Below Arrow"

Based on structural interpretation and geophysical anomalies that extend below current known uranium mineralization at Arrow, three (3) diamond drill holes were designed as greater than 300 m steps down-dip from current Arrow Deposit wireframes. Intersections of anomalous radioactivity in two (2) of the three (3) holes exemplifies that mineralization exists below the current Arrow Deposit wireframes, indicating further mineralization potential at depth.

"Regional"

The primary focus of the 2021 regional exploration program tested conductors parallel and east of the conductor that is home to the Arrow Deposit along with other NexGen discoveries, including South Arrow, Cannon, Bow and Harpoon. These parallel conductors display stacked geophysical anomalies that share similar characteristics to those initially highlighting Arrow as a prospective target. Results of the 2021 regional exploration program demonstrate fertility of the conductors located on the Camp East, Derkson, and Derkson West target areas. Intersections of brittle structural disruption that include alteration and anomalous radioactivity provide guidance for follow-up exploration in vectoring towards potential economic accumulations of uranium.

Figure 1: 2021 Exploration – Drill holes Completed

Figure 2: 2021 Below Arrow Exploration – Drill holes Completed – Plan View (left) and Cross Section looking Northeast (right).

Table 1: 2021 Exploration Drill Hole Data

Note: Radioactivity is gamma radiation measured in counts per second (cps) from drill core using a handheld RS-125 scintillometer. Assay results are pending

Drill Hole				Unconformity Depth - Basement De (m)	Handheld Scintill ometer Results (RS-120/125)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-2 1-266	314	-73	1482.73	129.50	1058.50	1060.00	1.50	<500 - 1475
AR-21-266a	314	-73	120.00	N/A	No Anomalous Radioactivity
AR-21-267	314	-73	1446.00	117.30	No Anomalous Radioactivity
AR-21-268	314	-73	1400.00	113.75	964.00	965.50	1.50	<500 - 795
					1125.00	1125.50	0.50	<500 - 550
					1128.50	1135.00	6.50	<500 - 3530
RK-21-131	300	-65	501.00	51.00	No Anom alous Radioactivity
RK-21-132	300	-65	468.00	34.00	No Anomalous Radioactivity
RK-21-133	300	-65	555.00	49.00	No Anomalous R adioactivity
RK-21-134	300	-65	516.63	57.70	No Anomalous Radioactivity
RK-21-135	310	-70	534.00	81.00	273.00	273.50	0.50	<500 - 510
RK-21-136	310	-70	447.00	88.10	166.50	167.00	0.50	<500 - 3100
					319.50	320.50	1.00	<500 - 500
RK-21-137	310	-70	534.00	90.70	No Anomalous Radioactivity
RK-21-138a	310	-70	96.88	90.00	No Anomalous Radioactivity
RK-21-138	310	-70	486.00	82.30	No Anomalous Radioactivity
RK-21-139	315	-65	495.00	84.00	No Anomalous Radioactivity
RK-21-140	315	-70	479.40	80.95	88.50	89.50	1.00	<500 - 810
					166.00	167.00	1.00	<500 - 1380
RK-21-141	315	-70	488.00	92.10	No Anomalous Radioactivity
RK-21-142	315	-70	465.00	84.00	No Anomalous Radioactivity
RK-21-143	315	-70	334.40	79.90	No Anomalous Radioactivity

2021 Site Confirmation Program Highlights:

Simultaneous to the regional exploration drill program, field work was completed in support of Front-End Engineering Design (FEED), which consisted of two components:

1.	Surface studies to confirm near-surface geotechnical conditions in locations of surface infrastructure and assess potential borrow pit locations to support the completion of FEED, detailed engineering, and execution planning; and
2.	Diamond drilling to confirm rock mass characteristics proximal to the planned underground Life-of-Mine (LOM) infrastructure and Underground Tailings Management Facility (UGTMF).

The field work associated with the surface studies encompassed 18 sonic drill holes with various geophysical testing and piezometer installations, and the excavation of 93 tests pits ± plate load testing. 72 of the test pits and all 18 of the sonic boreholes were dedicated to confirming the subsurface conditions beneath proposed surface infrastructure, such as the mine terrace, waste and ore storage stockpiles, the airstrip, access road, and various ancillary structures. The remaining 21 test pits evaluated potential borrow source materials.

The drilling of seven (7) HQ diamond drill holes (GAR-21-037 to GAR-21-043) for a total of 5,076.45 m (Figure 3) were completed as part of the 2021 program. All holes were geotechnically logged under RMR89 logging criteria, nested vibrating wire piezometers (VWP) were installed in three (3) holes, and four (4) holes were sampled for geomechanical characterization. Point load testing, density measurements, and acoustic televiewer surveys were completed on all holes. Hydraulic packer testing was performed on all holes to measure water conductivity in various rock units and along structures. Results confirmed the rock mass within and proximal to the UGTMF and LOM infrastructure to be competent, largely unaltered and structureless, and measured to have low hydraulic conductivity which are all beneficial geotechnical and hydrogeological properties for the development and maintenance of underground infrastructure. The program confirmed the low hydraulic conductivity assumed in previous engineering studies, validated the location and relative position of the UGTMF, shafts, and LOM infrastructure, and substantiated the ground support and design of the UGTMF.

Figure 3: Plan view of the geotechnical drill hole traces underlain with the Feasibility Study Mine Design.

About NexGen

NexGen is a British Columbia corporation focused on the development of the Rook I Project located in the southwestern Athabasca Basin, Saskatchewan, Canada into production. The Rook I Project is supported by a NI 43-101 compliant Feasibility Study which outlines elite environmental performance as well as industry leading economics. Rook I hosts the Arrow Deposit that hosts Measured Mineral Resources of 209.6 M lbs of U3O8 contained in 2.18 M tonnes grading 4.35% U3O8, Indicated Mineral Resources of 47.1 M lbs of U3O8 contained in 1.57 M tonnes grading 1.36% U3O8, and Inferred Mineral Resources of 80.7 M lbs of U3O8 contained in 4.40 M tonnes grading 0.83% U3O8.

NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.  The Company is the recipient of the 2018 PDAC Bill Dennis Award for Canadian mineral discovery and the 2019 PDAC Environmental and Social Responsibility Award.

http://www.nexgenenergy.ca

Technical Disclosure

All technical information in this news release has been reviewed and approved by Anthony (Tony) George, P. Eng., NexGen's Chief Project Officer and Matthew Batty, P. Geo., NexGen's Geology and Resource Lead, as qualified persons under National Instrument 43-101.

A technical report in respect of the FS is filed on SEDAR ( www.sedar.com ) and EDGAR (www.sec.gov/edgar.shtml ) and is available for review on NexGen Energy's website (www.nexgenenergy.ca ).

Cautionary Note to U.S. Investors

This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the Securities and Exchange Commission ("SEC") set the SEC's rules that are applicable to domestic United States reporting companies.   Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Forward-Looking Information

The information contained herein contains "forward-looking statements" within the meaning of applicable United States securities laws and regulations and "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to mineral reserve and mineral resource estimates, the 2021 Arrow Deposit, Rook I Project and estimates of uranium production, grade and long-term average uranium prices, anticipated effects of completed drill results on the Rook I Project, planned work programs, completion of further site investigations and engineering work to support basic engineering of the project and expected outcomes. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Statements relating to "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment that, based on certain estimates and assumptions, the mineral resources described can be profitably produced in the future.

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen's business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the mineral reserve and resources estimates and the key assumptions and parameters on which such estimates are based are as set out in this news release and the technical report for the property , the results of planned exploration activities are as anticipated, the price and market supply of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen's planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate in the future.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, the existence of negative operating cash flow and dependence on third party financing, uncertainty of the availability of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, conclusions of economic valuations, the risk that actual results of exploration activities will be different than anticipated, the cost of labour, equipment or materials will increase more than expected, that the future price of uranium will decline or otherwise not rise to an economic level, the appeal of alternate sources of energy to uranium-produced energy, that the Canadian dollar will strengthen against the U.S. dollar, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected, that changes in project parameters and plans continue to be refined and may result in increased costs, of unexpected variations in mineral resources and reserves, grade or recovery rates or other risks generally associated with mining, unanticipated delays in obtaining governmental, regulatory or First Nations approvals, risks related to First Nations title and consultation, reliance upon key management and other personnel, deficiencies in the Company's title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licences, risks related to changes in laws, regulations, policy and public perception, as well as those factors or other risks as more fully described in NexGen's Annual Information Form dated March 11, 2020 filed with the securities commissions of all of the provinces of Canada except Quebec and in NexGen's 40-F filed with the United States Securities and Exchange Commission, which are available on SEDAR at www.sedar.com and Edgar at www.sec.gov .

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or statements or implied by forward-looking information or statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  Readers are cautioned not to place undue reliance on forward-looking information or statements due to the inherent uncertainty thereof.

There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/nexgen-reports-2021-exploration-and-site-geotechnical-confirmation-drilling-results-301469379.html

SOURCE NexGen Energy Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2022/27/c9438.html

%CIK: 0001698535

For further information: Leigh Curyer, Chief Executive Officer, NexGen Energy Ltd., +1 604 428 4112, lcuryer@nexgenenergy.ca, www.nexgenenergy.ca; Travis McPherson, Senior Vice President Corporate Development, NexGen Energy Ltd., +1 604 428 4112, tmcpherson@nexgenenergy.ca

CO: NexGen Energy Ltd.

CNW 06:30e 27-JAN-22